SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K/A
AMENDMENT NO. 1

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-13203

THE LORAIN NATIONAL BANK 401 (k) PLAN

(Full title of the plan)

LNB BANCORP, INC.     457 Broadway     Lorain, Ohio     44052-1769

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Registrant is hereby amending its annual report on Form 11-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on June 28, 2004. Exhibit 99 of that report contained several non-financial typographical errors that are hereby amended. Registrant is resubmitting Exhibit 99 in its entirety.

EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES

Exhibits:

(99)	Annual report of The Lorain National Bank 401(k) Plan for the year ended December 31, 2003.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Lorain National Bank 401(k) Plan
By Lorain National Bank, Trustee

Date: June 30, 2004	By:	/s/ Terry M. White

Terry M. White
Executive Vice President and
Chief Financial Officer, Lorain
National Bank